UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

February 3, 2003

SKF
(Exact name of registrant as specified in its charter)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

SKF Year-end report for 2002

The SKF Group's profit before taxes for the fourth quarter 2002 amounted to MSEK 979 (824), an increase of 18.8%. The profit for the full year 2002 increased to MSEK 3 542 (3 120).

Earnings per share for the full year 2002 increased 13.8 % to SEK 21.67 (19.04). The Board proposes that a dividend of SEK 8.00 (6.00) per share be paid for the 2002 financial year.

The sales of SKF's products and services increased 7% in the fourth quarter and 3% for the full year, measured in local currencies. After a weak start, sales in Europe grew in the second half of the year while sales levelled off in North America in the fourth quarter. Sales in Asia were strong throughout the year. SKF improved its positions in a number of market segments.

The Group's production volume increased by 4% compared to the figure for 2001, which led to better capacity utilization.

Outlook
The recovery in the market demand for SKF's products and services is expected to continue during the first quarter. The production volume will be kept at the present level.

Summary

  The operating profit for the fourth quarter 2002 amounted to MSEK 1 121 (931).
  The figure for the full year was MSEK 4 022 (3 634).
  The operating margin for the fourth quarter 2002 amounted to 10.5% (8.4), and for the full year to 9.5% (8.4).
  Cash flow after investments before financing for the fourth quarter 2002 was MSEK 559 (1 433), and for the full year MSEK 2 644 (4 271).
  Net sales for the fourth quarter 2002 amounted to MSEK 10 665 (11 088), a decrease of 3.8% compared with 2001. Net sales for the full year amounted to MSEK 42 430 (43 370), a decrease of 2.2% compared with 2001.
  The decrease in net sales for the fourth quarter 2002 was attributable to: structure 1.4%, volume 3.9%, price/mix 1.7% and currency effect -10.8% compared to the fourth quarter 2001. A comparison between the full years 2002 and 2001 shows: structure 1.6% volume -0.1%, price/mix 1.5% and currency effect -5.2%.
  Net profit for the fourth quarter amounted to MSEK 719 (596), an increase of 20.6% compared to the fourth quarter 2001. Net profit for the full year 2002 was MSEK 2 466 (2 167).

The Group's financial net for the fourth quarter 2002 was MSEK -142 (-107) and for the full year MSEK -480 (-514). Interest-bearing loans at year-end 2002 totalled MSEK 2 409

(3 541), while pension liabilities amounted to MSEK 6 076 (7 044). At year-end, the Group had financial assets of MSEK 6 873 (6 797), of which MSEK 5 530 (5 387) were short-term financial assets. The equity/assets ratio at year-end was 43.4% (41.1%).

Additions to tangible assets totalled for the fourth quarter 2002 MSEK 471 (362) and for the full year MSEK 1 442 (1 403). Of the Group's total additions to tangible assets, approximately MSEK 76 (43) were invested in measures to improve the environment both internally and externally. Depreciation according to plan was MSEK 1 723 (1 714).

During the year SKF spent MSEK 529 in acquiring 6 companies with 2 471 employees.

Compared with the year 2001, exchange rates for the full year 2002, including effects from translation and transaction flows, had a negative effect on SKF's profits before taxes of an estimated MSEK 75. In the fourth quarter 2002 the corresponding negative effect was MSEK 125.

Expenditure in research and development amounted to MSEK 767 (871), corresponding to 1.8% (2.0) of annual sales. Development expenditure for IT solutions and customized designs is not included. The number of first-time patent applications in 2002 was 158. The number in 2001 was 171.

At the end of the year, the average number of employees was 38 609 (37 636) and the registered number of employees was 39 739 (38 091).

At the end of December 2002, the Group's inventories amounted to 21.2% (21.0) of annual sales. The return on capital employed for the 12-month period ended December 31, 2002 was 17.1% (14.9). Return on equity was 15.6% (14.3).

As of January 1, 2003 the Group will implement the new Swedish accounting standard RR29 "Employee Benefits", which is based on the International Accounting Standard IAS19.

The one time effect of this change in accounting principle will be taken directly to equity in accordance with RR5 "Accounting for changes in accounting principles", and has no one time effect on the income statement and cash flow. The one time effect has been preliminarily estimated to be a MSEK 1 400 decrease in the Group’s shareholders’ equity. The annual pre-tax profit effect is estimated to be a negative MSEK 100 and has no cash flow effects.

The company's obligations related to pension benefits in each country will not be affected by this change in accounting principles.

Divisions
The result by Division is based on SKF management reporting.

Industrial Division
Operating result for the fourth quarter 2002 amounted to MSEK 456 (456), resulting in an operating margin of 11.5% (11.1) on total sales (sales and deliveries to external and internal customers). The result for the full year 2002 amounted to MSEK 1622 (1 662), resulting in an operating margin of 10.4% (10.4) on total sales including internal deliveries.

External sales for the fourth quarter 2002 amounted to MSEK 2 397 (2 454), a decrease of 2.3%. External sales for the full year 2002 amounted to MSEK 9 742 (9 965), a decrease of 2.2%. Total sales in the fourth quarter were MSEK 3 952 (4 122) and for the full year MSEK 15 650 (15 978).

Sales in Europe, which began to increase during the second half of 2002, ended slightly higher than in 2001. Despite the positive trend in 2002, sales in North America were somewhat lower compared with the 2001 figure. Sales in Asia remained flat. Sales during the fourth quarter were higher compared to same quarter in 2001 both in Europe and North America.

Sales differed widely between the various market segments and led to uneven factory utilization. Improved flexibility in manufacturing, the reduction of lead times, increased production frequencies and more robust manufacturing processes allowed the Division to both reduce capital employed and improve its delivery service.

During the year another two product lines with SKF Explorer quality were launched. These were angular contact ball bearings and cylindrical roller bearings.

Two new companies were added to the business area Linear Motion and Precision Technologies. Magnetic Elektromotoren AG in Switzerland was acquired at the beginning of 2002. This company develops, manufactures and markets electrical actuation products and systems for medical, industrial, healthcare, ergonomics and building automation applications. TCM - The Twentieth Century Machine Co. in the USA was acquired at the very end of the year. TCM manufactures and sells ground ball screws.

Automotive Division
The operating result for the fourth quarter 2002 amounted to MSEK 93 (83), resulting in an operating margin of 2.6% (2.2) on total sales (sales and deliveries to external and internal customers). The result for the full year 2002 amounted to MSEK 523 (407), resulting in an operating margin of 3.5% (2.7) on total sales including internal deliveries.

External sales for the fourth quarter 2002 amounted to MSEK 3 228 (3 327), a decrease of 3.0%. External sales for the full year 2002 amounted to MSEK 13 483 (13 438), an increase of 0.3%. Total sales in the fourth quarter were MSEK 3 567 (3 698) and for the full year MSEK 14 930 (15 022).

The Division showed an improved margin and a reduction in capital employed. The improved margin was the result of lower costs, new products and a better mix of the business.

Although there was improvement during the course of the year, reflecting the new businesses SKF has gained in recent years, sales to the car and light truck industry in Europe in 2002 remained on the same level as in 2001. Sales in North America, however, were significantly higher than in 2001.

Sales in both Europe and North America were higher in the fourth quarter compared with the same quarter 2001.

Slightly lower sales than in 2001 were recorded in Europe for the heavy truck market, whereas sales in North America were somewhat stronger in 2002 than in 2001. In the fourth quarter, however, sales in Europe were higher than a year ago, while they were lower in North America.

Sales in 2002 to the Vehicle Service Market were significantly higher than in 2001. The growth was strong in Europe. Sales in North America were relatively unchanged, but weakened as the year progressed.

SKF continued to bring new advanced products and solutions to the market that lead to new contracts. A new wheel hub bearing unit for the evolving sport utility vehicle (SUV) market ensured supplies to the new Dodge Durango.

By combining its bearing and sealing expertise SKF developed a maintenance-free universal joint bearing that gives longer life. This solution ensured new businesses with both Scania and DaimlerChrysler.

Electrical Division
Operating result for the fourth quarter 2002 amounted to MSEK 143 (63), resulting in an operating margin of 8.5% (3.6) on total sales (sales and deliveries to external and internal customers). The result for the full year 2002 amounted to MSEK 427 (314), resulting in an operating margin of 6.4% (4.5) on total sales including internal deliveries.

External sales for the fourth quarter 2002 amounted to MSEK 478 (451), an increase of 6.0%. External sales for the full year 2002 amounted to MSEK 1 932 (1 941), a decrease of 0.5%. Total sales in the fourth quarter were MSEK 1 692 (1 732) and for the full year MSEK 6 704 (6 989).

New businesses and good productivity development improved the operating result.

External sales in Europe were somewhat lower in 2002 than in 2001 but a gradual recovery took place during the year. Sales in Asia had a substantial increase in volume. The Division's external sales during the final quarter of the year were higher than for the same quarter 2001.

SKF's two-wheeler business boomed in Asia but was weak in Europe in 2002. SKF has been able to substantially grow in the fast developing markets.

SKF acquired during the year a Bulgarian company producing deep groove ball bearings to strengthen its presence in the East European market.

A new factory in China to produce deep groove ball bearings was built during the year and production was started up at the beginning of 2003.

In the manufacturing the focus is on improving flexibility and to shorten resetting time. The most ambitious project is the "One-to-One Channel", the aim being an output of one deep groove ball bearing per second. Two pilot channels are already today producing at this speed.

Service Division
Operating result for the fourth quarter 2002 amounted to MSEK 427 (385), resulting in an operating margin of 10.5% (9.1) on total sales (sales and deliveries to external and internal customers). The result for the full year 2002 amounted to MSEK 1 421 (1 299), resulting in an operating margin of 9.5% (8.4) on total sales including internal deliveries.

External sales for the fourth quarter 2002 amounted to MSEK 3 644 (3 851), a decrease of 5.4%. External sales for the full year 2002 amounted to MSEK 13 501 (13 972), a decrease of 3.4%. Total sales in the fourth quarter were MSEK 4 053 (4 254) and for the full year MSEK 15 032 (15 552).

Overall sales in Europe were relatively flat compared with 2001. Sales in North America, however, were slightly lower than in 2001. Sales in Asia in 2002 were significantly higher than in the previous year. Sales during the last quarter of the year were below last year's level.

SKF's Reliability Systems introduced the @ptitude™ Industrial Decision Support system in 2002. @ptitude systematizes the reliability maintenance decision-making process for end-user customers.

In addition, SKF Reliability Systems continued to expand its base of maintenance-service agreements and performance-based contracts with a number of customers in South America, Europe, the USA and China.

Two companies were acquired during the year, Delta Consult B.V., the Netherlands, and Erin Engineering and Research, Inc., in the USA

Aero and Steel Division
The operating result for the fourth quarter 2002 amounted to MSEK 58 (29), resulting in an operating margin of 3.7% (1.8) on total sales (sales and deliveries to external and internal customers). The result for the full year 2002 amounted to MSEK 205 (195), resulting in an operating margin of 3.2% (2.9) on total sales including internal deliveries.

External sales for the fourth quarter 2002 amounted to MSEK 907 (984), a decrease of 7.8%. External sales for the full year 2002 amounted to MSEK 3 745 (3 990), a decrease of 6.1%. Total sales in the fourth quarter were MSEK 1 559 (1 584) and for the full year MSEK 6 325 (6 638).

In the Aerospace business, both sales and the operating margin were lower in 2002 than in 2001, especially in North America. Sales in the fourth quarter were below the number for the corresponding period 2001.

The SKF subsidiary Ampep plc has developed ceramic-coated, self-lubricating, spherical plain bearings XLNT, which provide a much extended life and, consequently, reducing operating costs for helicopter main rotor control mechanisms.

In 2002, SKF acquired the majority of the shares in a British company, which designs, manufactures and sells mainshaft and gearbox bearings for jet engines. The main customer is Rolls Royce. With this acquisition SKF became a major supplier of bearings for aircraft engines and gearboxes to the aerospace industry within Europe as well. SKF was already the number one supplier in the USA in this field.

Ovako Steel reported external sales of MSEK 1 579 (1 708). Total sales were MSEK 2 963 (2 991). The operating result was MSEK 20 (-80).

The sales of steel to the bearing industry increased gradually during the year, both to SKF and to other bearing manufacturers.

The rolled ring production unit, Ovako Ajax Inc. based in York, South Carolina, USA, was sold during the year.

Stock option programme
In line with SKF's Stock Option Programme the Board of AB SKF, on the recommendation of the Remuneration Committee, has decided that based on the SKF Group TVA performance for 2003, 339 managers within SKF may be granted, free of charge, stock options entitling them to buy totally a maximum of 813 000 SKF B shares. Each option would give the right to purchase existing B shares at an exercise price per share of 110% of the average of the market value of the B share during the three days following the announcement of the full year result 2003 at the beginning of 2004. The options that may be allocated during 2004 would be exercisable during a period of six years starting two years from the date of grant, provided that the manager is still employed by SKF.

Previous Outlook statement
The Nine month report 2002:
The overall demand for SKF's products and services is expected to continue to grow in the fourth quarter.

Overhead presentation from SKF
For your convenience, an overhead presentation of SKF's year-end report 2002 will be published on SKF's website at the following address: http://investors.skf.com (choose Presentations).

Goteborg, January 28, 2003
Aktiebolaget SKF
(publ.)

Sune Carlsson
President and CEO

Enclosures:
Consolidated financial information
Consolidated balance sheets
Consolidated statements of cash flow
Consolidated financial information - yearly and quarterly comparisons (Group and Divisions)

The accounting principles and methods of calculation are those described in Note 1 in the Annual Report 2001. The report has not been audited by the Company's auditors.

The SKF Annual Report 2002 will be published on Friday March 14, 2003 and will be available at the Company as of that day.

The report on SKF's first-quarter earnings in 2003 will be published on the date of the Company's Annual General Meeting on Tuesday, April 15, 2003.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Bjork, Investor Relations, tel +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com
Aktiebolaget SKF, SE-415 50 Goteborg, Sweden, tel +46-31-3371000, fax +46-31-3372832, www.skf.com

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION (MSEK)

	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001

Net sales	10 665	11 088	42 430	43 370
Cost of goods sold *	-7 891	-8 427	-31 844	-33 105

Gross profit	2 774	2 661	10 586	10 265

Selling and administrative expenses *	-1 732	-1 763	-6 636	-6 747
Other operating income/expense - net	69	33	40	104
Result of associated companies	10	-	32	12

Operating profit	1 121	931	4 022	3 634

Operating margin, %	10.5	8.4	9.5	8.4

Financial income and expense - net	-142	-107	-480	-514

Profit before taxes	979	824	3 542	3 120

Taxes	-252	-215	-1 055	-909

Profit after taxes	727	609	2 487	2 211

Minority interest	-8	-13	-21	-44

Net profit	719	596	2 466	2 167

Earnings per share after tax, SEK	6.34	5.24	21.67	19.04

Diluted earnings per share after tax, SEK	6.34	5.24	21.67	19.04

Additions to tangible assets	471	362	1 442	1 403

Number of employees registered	39 739	38 091	39 739	38 091

Return on capital employed for the 12-month period ended December 31, %	17.1	14.9	17.1	14.9

* Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and administrative expenses based on the type of operation. Previous years have been restated in accordance with the new principles.

Number of shares**	December 31, 2002	December 31, 2001

Total number of shares	113 837 767	113 837 767
- whereof A-shares	32 383 377	49 256 332
- whereof B-shares	81 454 390	64 581 435

** At SKF's Annual General Meeting on April 18, 2002 it was decided to insert a share conversion right of A-shares to B-shares.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)

	December 2002	December 2001

Intangible assets	1 418	1 678

Tangible assets	12 418	13 599

Investments and long-term financial assets	1 762	1 814
Total capital assets	15 598	17 091

Inventories	8 987	9 113

Short-term assets	8 868	9 306

Short-term financial assets	5 530	5 387
Total short-term assets	23 385	23 806

TOTAL ASSETS	38 983	40 897

Shareholders' equity	16 365	16 224

Provisions for pensions and other postretirement benefits	6 076	7 044

Provisions for taxes	2 165	1 893

Other provisions	3 271	3 429
Total provisions	11 512	12 366

Long-term loans	1 777	2 830

Other long-term liabilities, including minority interest	635	667
Total long-term liabilities	2 412	3 497

Short-term loans	632	711

Other short-term liabilities	8 062	8 099
Total short-term liabilities	8 694	8 810

TOTAL EQUITY, PROVISIONS AND LIABILITIES	38 983	40 897

Changes in Shareholders' equity:
Opening balance January 1	16 224	13 594
Cash dividend	-683	-598
Net profit	2 466	2 167
Translation adjustments	-1 642	1 061

Closing balance	16 365	16 224

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)

	Oct-Dec 2002	Oct-Dec 2001	Jan-Dec 2002	Jan-Dec 2001

Profit before taxes	979	824	3 542	3 120

Depreciation on tangible assets
and goodwill amortization	571	469	1 859	1 794

Net gain on sales of tangible assets and businesses	8	10	-80	-62

Result of associated companies	-10	-	-32	-12

Taxes	-372	-288	-867	-636

Changes in working capital	-112	692	-82	1 539

Cash flow from operations	1 064	1 707	4 340	5 743

Investments in tangible assets and businesses	-544	-331	-2 024	-1 717

Sales of tangible assets and businesses	39	57	328	245
Cash flow after investments before financing	559	1 433	2 644	4 271

Change in loans	-153	-580	-802	-1 563

Change in pensions	-285	22	-539	-146

Change in long-term financial assets	-66	-125	-167	-204

Cash dividends, AB SKF shareholders	-	-	-683	-598

Cash effect on short-term financial assets	55	750	453	1 760

Change in short-term financial assets
October 1 / January 1	5 572	4 648	5 387	3 481
Cash effect	55	750	453	1 760
Exchange rate effect	-97	-11	-310	146
December 31	5 530	5 387	5 530	5 387

Change in net interest-bearing liabilities
	Opening balance	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance

Loans, long- and short-term	3 541	-426	-802	96	2 409
Provisions for pensions	7 044	-416	-539	-13	6 076
Financial assets, long-term	-1 410	235	-167	-1	-1 343
short-term	-5 387	310	-453	-	-5 530
Net interest-bearing liabilities	3 788	-297	-1 961	82	1 612

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)
(MSEK unless otherwise stated)

	Full year					Full year					Full year
	2000	1/01	2/01	3/01	4/01	2001	1/02	2/02	3/02	4/02	2002

Net sales	39 848	10 906	11 148	10 228	11 088	43 370	10 665	11 053	10 047	10 665	42 430
Cost of goods sold *	-30 461	-8 425	-8 471	-7 782	-8 427	-33 105	-8 155	-8 359	-7 439	-7 891	-31 844
Gross profit	9 387	2 481	2 677	2 446	2 661	10 265	2 510	2 694	2 608	2 774	10 586

Gross margin, %	23.6	22.7	24.0	23.9	24.0	23.7	23.5	24.4	26.0	26.0	24.9

Selling & admin. expenses *	-5 902	-1 605	-1 718	-1 661	-1 763	-6 747	-1 642	-1 642	-1 620	-1 732	-6 636
Other operating income/
expense - net	182	32	13	26	33	104	34	-11	-52	69	40
Result of associated companies	7	-	7	5	-	12	1	7	14	10	32
Operating profit	3 674	908	979	816	931	3 634	903	1 048	950	1 121	4 022

Operating margin, %	9.2	8.3	8.8	8.0	8.4	8.4	8.5	9.5	9.5	10.5	9.5

Financial income & exp. - net	-672	-117	-159	-131	-107	-514	-142	-123	-73	-142	-480
Profit before taxes	3 002	791	820	685	824	3 120	761	925	877	979	3 542

Profit margin before taxes, %	7.5	7.3	7.4	6.7	7.4	7.2	7.1	8.4	8.7	9.2	8.3

Taxes	-1 001	-220	-282	-192	-215	-909	-231	-284	-288	-252	-1 055
Profit after taxes	2 001	571	538	493	609	2 211	530	641	589	727	2 487

Minority interest	-39	-9	-18	-4	-13	-44	-1	-5	-7	-8	-21

Net profit	1 962	562	520	489	596	2 167	529	636	582	719	2 466

Earnings per share
after tax, SEK	17.23	4.94	4.56	4.30	5.24	19.04	4.64	5.58	5.11	6.34	21.67

Return on capital employed
for the 12-month period, %	16.2	15.8	15.8	15.3	14.9	14.9	14.8	15.3	16.0	17.1	17.1

Equity/assets ratio, %	37.1	38.7	37.6	39.4	41.1	41.1	41.2	40.0	41.9	43.4	43.4

Net worth per share, SEK	119	131	133	140	143	143	140	133	141	144	144

Additions to tangible
assets	1 388	339	337	365	362	1 403	289	322	360	471	1 442

Registered number of employees	40 401	39 770	39 247	38 466	38 091	38 091	38 205	39 926	39 796	39 739	39 739

* Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and administrative expenses based on the type of operation. Previous years have been restated in accordance with the new principles.

Enclosure 5

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS)*
(MSEK unless otherwise stated)

	Full year					Full year					Full year
	2000	1/01	2/01	3/01	4/01	2001	1/02	2/02	3/02	4/02	2002
Industrial Division
External Sales	8 800	2 610	2 546	2 355	2 454	9 965	2 493	2 513	2 339	2 397	9 742
Total sales	14 417	4 119	3 976	3 761	4 122	15 978	3 950	4 040	3 708	3 952	15 650
Operating result	1 675	413	429	364	456	1 662	376	430	360	456	1 622
Operating margin	11.6%	10.0%	10.8%	9.7%	11.1%	10.4%	9.5%	10.6%	9.7%	11.5%	10.4%
Invested capital	6 832	7 195	7 262	7 213	6 970	6 970	7 235	6 815	6 740	6 583	6 583
Registered number of employees	10 645	10 630	10 486	10 371	10 343	10 343	10 567	10 457	10 455	10 449	10 449

Automotive Division
External Sales	12 634	3 382	3 568	3 161	3 327	13 438	3 457	3 604	3 194	3 228	13 483
Total sales	13 976	3 817	3 967	3 540	3 698	15 022	3 831	3 979	3 553	3 567	14 930
Operating result	479	117	142	65	83	407	123	197	110	93	523
Operating margin	3.4%	3.1%	3.6%	1.8%	2.2%	2.7%	3.2%	5.0%	3.1%	2.6%	3.5%
Invested capital	7 910	8 558	8 441	8 220	7 906	7 906	7 759	7 145	6 921	6 694	6 694
Registered number of employees	10 860	10 506	10 265	10 185	9 994	9 994	9 993	10 012	9 995	9 943	9 943

Electrical Division
External Sales	1 765	518	514	458	451	1 941	492	503	459	478	1 932
Total sales	7 084	1 808	1 815	1 634	1 732	6 989	1 674	1 770	1 568	1 692	6 704
Operating result	465	95	100	56	63	314	75	112	97	143	427
Operating margin	6.5%	5.3%	5.5%	3.4%	3.6%	4.5%	4.5%	6.3%	6.2%	8.5%	6.4%
Invested capital	3 564	3 780	3 778	3 811	3 563	3 563	3 118	2 975	2 983	2 920	2 920
Registered number of employees	7 086	6 906	6 820	6 737	6 637	6 637	6 596	8 119	8 082	8 072	8 072

Service Division
External Sales	12 899	3 319	3 469	3 333	3 851	13 972	3 176	3 462	3 219	3 644	13 501
Total sales	14 096	3 713	3 879	3 706	4 254	15 552	3 539	3 858	3 582	4 053	15 032
Operating result	1 023	270	300	344	385	1 299	275	362	357	427	1 421
Operating margin	7.3%	7.3%	7.7%	9.3%	9.1%	8.4%	7.8%	9.4%	10.0%	10.5%	9.5%
Invested capital	3 824	3 917	3 793	3 592	3 234	3 234	3 189	3 004	2 922	2 823	2 823
Registered number of employees	4 536	4 573	4 545	4 491	4 462	4 462	4 536	4 650	4 658	4 721	4 721

Aero and Steel Division
External Sales	3 602	1 055	1 039	912	984	3 990	1 043	963	832	907	3 745
Total sales	6 400	1 795	1 758	1 501	1 584	6 638	1 733	1 629	1 404	1 559	6 325
Operating result	235	62	65	39	29	195	58	61	28	58	205
Operating margin	3.7%	3.5%	3.7%	2.6%	1.8%	2.9%	3.3%	3.7%	2.0%	3.7%	3.2%
Invested capital	3 597	3 757	3 736	3 809	3 669	3 669	3 443	3 486	3 420	3 330	3 330
Registered number of employees	5 521	5 493	5 381	5 293	5 274	5 274	5 163	5 353	5 211	5 168	5 168

* Previously published amounts have been restated to conform to the current Group structure of 2002.

The financial information per Division is based on SKF's Management reporting, which in certain areas differs from the Group reporting. The sum of operating results and invested capital for the Divisions therefore differs from the reported Group figures. Total sales are sales and deliveries to external and internal customers. Invested capital is defined as the sum of Inventories, external Trade Accounts Receivable, other Short-term Assets and Tangible Assets less external Trade Accounts Payable and other Short-term Liabilities.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKF (Registrant)
February 3, 2003 (Date)	/s/ LARS G MALMER Lars G Malmer Sr. Vice President, Group Communication